AtomBeam Technologies Inc.



ANNUAL REPORT

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(925) 588-1866

https://atombeamtech.com/

This Annual Report is dated April 28, 2023.

BUSINESS

AtomBeam is a highly sophisticated California-based software company with a technology that has the potential to change the way machine/IoT data is transmitted and stored. Protected by 18 issued patents, AtomBeam's technology typically reduces IoT data by 75% while adding ultralightweight encryption. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are ineffective for IoT data. AtomBeam is the only effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices, and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper, or even better.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine-to-machine communications.

AtomBeam holds 23 issued/allowed and 17 pending patents. The Company's pending patent portfolio is extensive and relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios.

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant traction with several large corporations. AtomBeam's revenue is derived from annual license and maintenance fees based on the number of servers and connected devices. The company also seeks to license resellers, who build AtomBeam into their IoT solution and offer the combination service to their customers. Resellers largely support the combined product and remit a share of the revenue that is received as payment for use of AtomBeam's software to AtomBeam.

AtomBeam Technologies Inc. is currently in an early revenue stage of development. The company was founded in September 2017 as a Delaware LLC, drivewarp LLC. In 2019, the company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 29, 2019.

Previous Offerings

Name: Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC, all units were exchanged for common stock)
Type of security sold: Equity
Final amount sold: $401,305.00
Number of Securities Sold: 6,908,551
Use of proceeds: Software development and general corporate purposes
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,258,500.00

Use of proceeds: Software development and general corporate purposes
Date: Jun 30, 2019 to December 5, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,599,250.00
Use of proceeds: Software development and general corporate purposes
Date: Jun 30, 2019 to March 28, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Software development and general corporate purposes
Date: May 19, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 193,000
Use of proceeds: Issuance in relation to cancelling a directors option agreement.
Date: June 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 35,714
Use of proceeds: Investment by corporate partner
Date: April 27, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $2,457,160.00
Use of proceeds: General corporate purposes and software development
Date: September 15, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $920,125
Number of Securities Sold: 248,115
Use of proceeds: General corporate purposes and software development
Date: December 31, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

During 2021 and 2022, the company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense. The company also made a significant effort to complete filings of patents to protect its intellectual property.

2021

Revenue

The company had $49,813 in other income and $0 in revenue in 2021. No cost of goods were associated with this revenue. The other income was sourced from the Department of Defense as a payment for research and development.

Expenses

Total operating expenses for 2021 were $2,189,871. Selling, general and administrative expenses were $1,999,817, while marketing and advertising expenses were $190,000. Consultants, primarily software developers and architects, were paid $800,155. Other operating expenses were $266,971. In addition, the company accrued non-cash interest expense of $143,176 on convertible notes and $643 in depreciation expense.

2022

Revenue

The company had $125,000 in revenue in 2022. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2022 were $1,461,060. Selling, general and administrative expenses were $1,344,982, while marketing and advertising expenses were $116,078. In addition, the company accrued non-cash interest expense of $144,003 on convertible notes and $2,574 in depreciation expense. Consultants, primarily software developers and architects, were paid $746,620, $53,535 lower compared to 2021 due to expense reductions. Other operating expenses were $175,620, or $91,351 lower than in 2021 due to expense reductions The company accrued a non-cash interest expense of $144,003 on convertible notes. The Company received $49,813 in income from a U.S. Defense Department contract.

Historical results and cash flows

AtomBeam has and is devoting most of its capital resources to engineering development of its software product, Compaction, as well as to protecting its intellectual property by patenting its innovations. The emphasis during 2022 for engineering has shifted from a focus on the development of the core functions and features of the product to ease of use, characterized by automation of features to ensure it is as simple to install and operate as possible. The goal of development is to be able to provide an end user with a pre-installed, fully configured version of

Compaction that requires minimal, and eventually no, interaction with Compaction to use it effectively.

AtomBeam is on track to realize a small amount of revenue in 2023. To date the company has billed and been paid for one USAF research and development Phase I contract and been awarded another, which combined are expected to result in $150,000 in gross revenue. Additional contract proposals have been submitted and are awaiting decisions by the Defense Department, and more are in the process of being drafted for submission. For commercial business, the company is seeking partnerships, through which it believes it has the best opportunity for go-to-market. Inmarsat and Intel partnerships announced in 2023 may prove to be good opportunities for the company, and more are actively being sought. Finally, a partnership and sale of a license in 2022 to CrowdPoint Technologies Inc. may prove to be of significance in 2023.

As a software company, AtomBeam expects that its gross margins will be in the 85% range. Management believes that its Compaction product will be most successful if it is instantiated on-chip, first as a software program, and eventually as a dedicated semiconductor, called an Application Specific Integrated Circuit, or ASIC, and an "Intellectual Property core, or IP core that can be integrated into a processor. The first step in the process to achieve this is instantiation of Compaction on a kind of semiconductor called a Field Programmable Gated Array, or FPGA, that is not "hard coded", and allows for software to be improved and debugged before it is instantiated as an IP core or ASIC. AtomBeam was recently awarded an U.S. Air Force contract to begin the process of instantiation on a FPGA, which will be undertaken with Second Order Effects, a hardware company, acting as subcontractor. The process of on-chip instantiation will likely take several years to complete.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $170,126.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Owed to: Wazoo Partners LLC
Amount owed: $150,000.00
Interest rate: 5%
Maturity date: 02 26, 2025
Material terms: Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

Owed to: Wazoo Partners LLC
Amount owed: $100,000.00
Interest rate: 5%
Maturity date: 11 23, 2024
Material terms: Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

Owed to: Wazoo Partners LLC

Amount owed: $200,000.00
Interest rate: 5%
Maturity date: 05 19, 2025
Material terms: Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $5,000,000.

Owed to: U.S. Small Business Administration
Amount owed: $36,400.00
Interest rate: 3.75%
Maturity date: 06 05, 2050
Material terms: Secured Loan provided by US SBA.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles Yeomans

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: 09 01, 2017 - present
Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Position: Chairman
Dates of Service: 09 01, 2017 - present
Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Chairman
Dates of Service: 09 01, 2011 - present
Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Aliasghar Riahi

Positions and offices currently held with the issuer:

Position: Chief Technical Officer
Dates of Service: 09 01, 2017 - present
Responsibilities: Direction of conceptualizing, architecting and coding the company's product. Compensation is currently $120,000 annually, rising to $180,000 post a fundraising round of at

least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Other business experience in the past three years:

Employer: UC Berkeley
Title: Information Systems Analyst
Dates of Service: 08 01, 2017 - 11 01, 2018
Responsibilities: Management of aspects of the university's data systems.

Name: Joshua Cooper, PhD

Principal Occupation: Professor of Mathematics
Employer: University of South Carolina
Dates of Service: 08 15, 2006 - present
Hours worked at Principal Occupation: 5

Positions and offices currently held with the issuer:

Position: Chief Scientist
Dates of Service: 02 18, 2018 - present
Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options.

Other business experience in the past three years:

Employer: University of South Carolina
Title: Professor of Mathematics
Dates of Service: 08 15, 2006 - present
Responsibilities: Teaching and research

Name: Kayla Vallarta

Positions and offices currently held with the issuer:

Position: Controller
Dates of Service: 06 01, 2020 - present
Responsibilities: Keeping corporate books, reporting, banking

Position: Corporate Secretary
Dates of Service: 07 17, 2020 - present
Responsibilities: Maintenance of corporate books and records. No cash compensation currently, owns 80,000 shares of common stock.

Other business experience in the past three years:

Employer: Trigemina Inc.
Title: Director of Finance and Policy

Dates of Service: 09 01, 2012 - 12 31, 2020
Responsibilities: Maintenance of corporate financial records and banking

Name: Courtney Benham

Principal Occupation: Owner
Employer: Martin Ray Winery
Dates of Service: 01 01, 1992 - present
Hours worked at Principal Occupation: 1

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: 09 01, 2017 - present
Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

Employer: Martin Ray Winery
Title: Owner
Dates of Service: 01 01, 1992 - present
Responsibilities: General management

Name: Mojgan Haddad

Principal Occupation: Senior Director of Software Engineering
Employer: Corin Group
Dates of Service: 01 01, 2020 - 06 30, 2021
Hours worked at Principal Occupation: 1

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: 09 17, 2017 - present
Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

Employer: Corin Group
Title: Senior Director of Software Engineering
Dates of Service: 01 01, 2020 - 06 30, 2021
Responsibilities: Lead Software engineering department for the company.

Employer: Talis Biomedical Corporation
Title: Senior Director, Bioinformatics & Software
Dates of Service: 01 01, 2015 - 01 01, 2020

Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

Employer: Protein Metrics Inc.
Title: Vice President of Engineering
Dates of Service: 08 01, 2021 - present
Responsibilities: Supervise software development activities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 2,440,000

Percent of class: 19.5

Title of class: Convertible Promissory Note PN-4a

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 1

Percent of class: 19.5

Title of class: Convertible Promissory Note PN-06

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 1

Percent of class: 19.5

Title of class: Convertible Promissory Note CN-19

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 1

Percent of class: 19.5

Title of class: Convertible Promissory Note CN-25

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 1

Percent of class: 19.5

Title of class: Convertible Promissory Note CN-28

Stockholder Name: Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount and nature of Beneficial ownership: 1

Percent of class: 19.5

Title of class: Common Stock

Stockholder Name: CWazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1,460,000

Percent of class: 14.6

Title of class: Convertible Promissory Note CN-20

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Promissory Note PN-29

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Promissory Note PN-17

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-01

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-02

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-05

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-12

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-15

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note CN-30

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note CN-37

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Promissory Note PN-38

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Convertible Promissory Note PN-04

Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)

Amount and nature of Beneficial ownership: 1

Percent of class: 14.6

Title of class: Common Stock

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 2,636,000

Percent of class: 20.5

Title of class: Convertible Promissory Note PN-07

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note PN-16

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note CN-20

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note CN-26

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note CN-27

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note CN-24

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

Title of class: Convertible Promissory Note PN-03

Stockholder Name: Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust

Amount and nature of Beneficial ownership: 1

Percent of class: 20.5

RELATED PARTY TRANSACTIONS

Name of Entity: Courtney Benham

Relationship to Company: Director

Nature / amount of interest in the transaction: Courtney Benham has invested a total of $1,600,200 in the Company via his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt.

Material Terms: The investments made by Courtney Benham using Wazoo Partners LLC ownership are detailed in the offering materials including convertible notes PN-1, PN-2, PN-4, PN-5, PN-12, PN-15, CN-30, and also in the straight debt notes totaling $450,190. In addition, Wazoo Partners LLC invested $400,010 in equity when the Company was under its old name and corporate form, drivewarp LLC. Finally, Wazoo Partners LLC invested $92,233 in the Company's first crowdfunding capital raise on StartEngine in 2021.

Name of Entity: Asghar Riahi

Relationship to Company: Officer

Nature / amount of interest in the transaction: Asghar Riahi, via his family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.

Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

Name of Entity: Mojgan Haddad

Relationship to Company: Director

Nature / amount of interest in the transaction: Mojgan Haddad, a director and wife of Asghar Riahi, via her family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.

Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of her original equity stake was made at the Company's founding.

Name of Entity: Charles Yeomans

Relationship to Company: Officer

Nature / amount of interest in the transaction: Charles Yeomans, via his family trust, the Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008, invested $400 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $108,500 in convertible notes.

Material Terms: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 purchased convertible notes PN-4a, PN-6, CN-19, CN-25, and CN-28, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

OUR SECURITIES

The company has authorized Common Stock, Convertible Promissory Note CN-20, Convertible Promissory Note - Series 2020 - CF, Convertible Promissory Note CN-26, Convertible Promissory Note CN-27, Convertible Promissory Note PN-03, Convertible Promissory Note CN-24, Convertible Promissory Note PN-07, Convertible Promissory Note PN-16, Convertible Promissory Note CN-23, Convertible Promissory Note CN-23, Convertible Promissory Note CN-

21, Convertible Promissory Note CN-19, Convertible Promissory Note CN-25, Convertible Promissory Note CN-28, Convertible Promissory Note PN-06, Convertible Promissory Note PN-4a , Convertible Promissory Note CN-36, Convertible Promissory Note CN-22, Convertible Promissory Note CN-35, Convertible Promissory Note CN-31, Convertible Promissory Note CN-34, Convertible Promissory Note CN-32, Convertible Promissory Note CN-35a, Convertible Promissory Note CN-30, Convertible Promissory Note PN-01, Convertible Promissory Note PN-02, Convertible Promissory Note PN-04, Convertible Promissory Note PN-05, Convertible Promissory Note PN-12, Convertible Promissory Note PN-15, Promissory Note PN-29, Promissory Note PN-17, Convertible Promissory Note CN-37, and an offering of convertible notes that was open from December 2022 to March 31, 2023. As part of the Regulation Crowdfunding raise, the Company is offering up to 789,734 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 10,704,014 outstanding.

Voting Rights

Voting rights: Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between then stockholders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

Stock Options, Warrants, RSUs

The amount outstanding includes the following calculation which provides summary information for the company's capitalization.

Issued and outstanding shares of common stock: 7,198,780

Shares subject to issuance pursuant to RSUs and Options: 3,001,166

Shares subject to issuance pursuant to warrants: 504,068

Shares outstanding or issuable for RSUs/Options/Warrants: 3,505,234

• Warrants

The following warrants have been issued by the company as consideration for services provided by vendors and advisors.

Warrant Number	Shares	Exercise Price	Issue Date	Expiration Date
1	100,000	$0.17	2-01-2019	04-30-2024
2	60,698	$0.01	08-08-2019	07-31-2024
3	28,000	$0.17	07-17-2019	04-30-2024
4	28,000	$0.17	07-17-2019	04-30-2024
5	56,685	$0.001	09-01-2021	03-14-2024
6	56,685	$0.001	09-01-2021	03-14-2024
7	90,000	$0.05	09-01-2021	01-07-2025
8	84,000	$0.17	02-01-2019	01-21-2024

Total 504,068

For Warrants 1, 2, 3, 4, 7 and 8, the following vesting schedule applies: The exercise of the Warrants shall be subject to vesting as follows: One-forty-eighth (1/48th) of the total number of Shares shall vest upon the expiration of each full calendar month of each Holder's continuous service to the Company for the each of the next forty-eight (48) months, such that all such Shares shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls. No Shares shall vest following any termination of each Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. The Warrants shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

For Warrants 5 and 6, the following vesting schedule applies: Upon presentation of an invoice by a Holder to the Company on the basis of work performed by Holder and other personnel for the Company as detailed in such invoice, an equal number of Shares will vest as USD are invoiced. For example, if an invoice is presented by each Holder for USD$1,000, at that time 1,000 Shares will vest under the Warrant. No Shares shall vest following any termination of Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. This Warrant shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

• 2019 Stock Incentive Plan

650,000 shares of common stock are issuable pursuant to exercise of options that have been granted to employees, consultants and advisors ("Options").

Options Granted

Optionee # # of Options Vesting Date Sched. Ex. Price
1 40,000 1-Apr-19 2 $0.12
2 75,000 1-Feb-19 1 $0.05
3 35,000 1-Nov-18 1 $0.10
4 35,000 1-Jun-19 1 $0.12
5 15,000 1-Jan-19 4 $0.17
6 70,000 1-Aug-18 2 $0.05
7 35,000 1-Sep-20 1 $0.05
8 40,000 1-Aug-19 5 $0.12
9 35,000 1-Feb-19 1 $0.12
10 250,000 1-Aug-21 2 $0.05
Total 630,000

2019 Stock Incentive Plan vesting schedules:

1. Four years monthly, with no cliff: One-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next forty-eight (48) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

2. Four years monthly, with one-year cliff: One-fourth (1/4th) of the total number of shares subject to such option shall vest on the first anniversary of the vesting start date so long as the grantee provides continuous service to the Company through and including such anniversary date; thereafter, one-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next thirty-six (36) months, such that all such options shall be

vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

3. Two years monthly, with no cliff: One-twenty-fourth (1/24th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next twenty-four (24) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

4. Fully vested. The all shares shall be vested on the date of issuance.

5. Vesting for services. Upon presentation of an invoice by Optionee to the Company on the basis of work performed by Optionee, an equal number of shares will vest as USD are invoiced. For example, if an invoice is presented by Optionee for USD$1,000, at that time 1,000 shares will vest.

• 2021 Equity Incentive Plan

2,204,666 shares of common stock are issuable pursuant to exercise of Restricted Stock Units ("RSUs") that have been granted to employees, consultants and advisors. RSUs were adopted by the company in the 2021 Equity Incentive Plan to replace the use of Options for employees, consultants and advisors as incentives.

Restricted Stock Units Granted

RSU #	# of RSUs	Vesting Date	Sched.
1	75,000	02-01-2022	1
2	25,000	01-01-2022	1
3	100,000	01-01-2022	3
4	50,000	01-01-2022	3
5	50,000	01-01-2022	3
6	40,000	01-01-2022	1
7	50,000	01-01-2022	1
8	35,000	01-01-2022	1
9	35,000	01-01-2022	1
10	1,000	01-01-2022	2
11	50,000	05-01-2022	2
12	5,000	03-31-2023	1
13	9,000	04-01-2023	1
14	44,000	01-01-2022	2
15	20,000	01-01-2022	1
16	20,000	01-01-2022	1
17	10,000	01-01-2022	1
18	150,000	01-31-2022	3
19	25,000	01-01-2022	1
20	100,000	01-01-2022	1
21	25,000	01-01-2022	1
22	10,000	01-01-2022	1

23 50,000 01-01-2022 1
24 66,666 01-01-2022 3
25 50,000 01-01-2022 1
26 50,000 01-01-2022 1
27 70,000 04-18-2022 4
28 50,000 04-18-2022 4
29 42,000 01-01-2022 3
30 25,000 01-01-2022 2
31 96,000 01-01-2022 3
32 150,000 01-31-2022 3
33 76,000 01-06-2022 3
34 10,000 05-19-2022 3
35 480,000 01-01-2022 3
36 60,000 05-19-2022 3
37 69,000 01-01-2022 3
38 25,000 04-01-2022 1
39 20,000 04-18-2022 3
40 10,000 01-07-2022 2
41 2,500 01-20-2023 4
42 40,000 11-15-2022 4
2,371,166

2021 Equity Incentive Plan vesting schedule:

(a) Two-Tiered Vesting. The vesting of the RSUs is conditioned on satisfaction of two vesting requirements before the Expiration Date or earlier termination of the RSUs pursuant to the Plan or the RSU Agreement: a time- and service-based requirement (the "Service Requirement") and a liquidity-event requirement (the "Liquidity Event Requirement"), each as described below.

(i) Service Requirement.
1. For so long as Participant is in continuous Service through each applicable date, the Service Requirement will be satisfied with respect to (i) twenty-five percent (25%) of the RSUs subject to this award on the one-year anniversary of the first Quarterly Vesting Date (as defined below) to occur immediately following the Vesting Commencement Date, and (ii) an additional 1/12 of the RSUs thereafter on each subsequent Quarterly Vesting Date. For purposes of the Notice of Grant and the RSU Agreement, "Quarterly Vesting Date" shall mean February 15, May 15, August 15 and November 15.
2. For so long as Participant is in continuous Service through each applicable date, the Service Requirement will be satisfied with respect to 1/12 of the RSUs on each Quarterly Vesting Date.
3. Fully vested. The all shares shall be vested with respect to the Service Requirement on the date of issuance.
4. Vesting for services. Upon presentation of an invoice by the Participant to the Company on the basis of work performed by the Participant, the vesting Service Requirement will be determined on the basis of invoices, to be recorded on each subsequent Quarterly Vesting Date.

(ii) Liquidity Event Requirement. The Liquidity Event Requirement will be satisfied on the earliest to occur of: (A) the effective date of an underwritten initial public offering of the Company's securities (the "IPO") and (B) the date of an Acquisition, but only if the Acquisition also constitutes a permissible payment event as a change in ownership, effective control, or sale of substantially all of the assets, as provided under Section 409A (the earliest of the prong (A) or (B) to occur, the "Initial Vesting Event").

(b) RSUs Vested at Initial Vesting Event. If at the time of the Initial Vesting Event, Participant is not in continuous Service and did not meet the Service Requirement with respect to any portion of the RSUs, then no portion of the RSUs shall vest. If at the time of the Initial Vesting Event, Participant is in continuous Service or has ceased to be in continuous Service but did meet the Service Requirement with respect to any portion of the RSUs, then the RSUs shall vest as to the number of RSUs, if any, that have satisfied the Service Requirement as of the Initial Vesting Event in accordance with clause (a)(i) above.

(c) RSUs Vested after Initial Vesting Event. If Participant is in continuous Service at the time of the Initial Vesting Event, then with respect to RSUs that have not vested as of the Initial Vesting Event under the preceding clause (b) above, vesting shall continue after the Initial Vesting Event in accordance with the Service Requirement set forth in clause (a)(i) above (each subsequent vesting date, a "Subsequent Vesting Event").

Convertible Promissory Note CN-20

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-20 are outlined below:

Amount outstanding: $60,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $2,542,107.00

Maturity Date: January 05, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: January 05, 2023, or when company raises at least $1,000,000.00 in a Qualified Equity Financing, whichever is sooner.

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(e) Certain holders of the Notes are qualified to receive bonus shares upon conversion of their Notes based on timing of their investments and other factors. Such shares would increase the total number of shares that would otherwise be issuable upon conversion of the Notes.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of Common Stock divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Promissory Note CN-26

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-26 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-27

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-27 are outlined below:

Amount outstanding: $22,500.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-03

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-03 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 5.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-24

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-24 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-07

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-07 are outlined below:

Amount outstanding: $12,500.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-16

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-16 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-23

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-23 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: June 09, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-21

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-21 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: May 14, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-19

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-19 are outlined below:

Amount outstanding: $60,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-25

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-25 are outlined below:

Amount outstanding: $20,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 0.2%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-28

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-28 are outlined below:

Amount outstanding: $6,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-06

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-06 are outlined below:

Amount outstanding: $12,500.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-4a

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-4a are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-36

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-36 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: June 06, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-22

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-22 are outlined below:

Amount outstanding: $5,000.00

Maturity Date: June 08, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible

Promissory Note CN-35 are outlined below:

Amount outstanding: $5,000.00

Maturity Date: June 24, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-31

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-31 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: November 19, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-34

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-34 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: May 13, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-32

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-32 are outlined below:

Amount outstanding: $10,000.00

Maturity Date: March 24, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35a

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35a are outlined below:

Amount outstanding: $60,000.00

Maturity Date: June 06, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-30

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-30 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-01

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-01 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-02

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-02 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-04

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-04 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-05

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-05 are outlined below:

Amount outstanding: $200,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-12

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-12 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-15

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-15 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Promissory Note PN-29

The amount of securities outstanding is $100,000.00

Material Rights

Principal and interest will be due upon maturity on a date that is forty-eight (48) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $10,000,000.

Promissory Note PN-17

The amount of securities outstanding is $150,000.00

Material Rights

Principal and interest will be due upon maturity on a date that is sixty (60) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $10,000,000.

Convertible Promissory Note CN-37

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-37 are outlined below:

Amount outstanding: $50,000.00

Maturity Date: November 7, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Promissory Note PN-38

The amount of securities outstanding is $200,000.00

Material Rights

Principal and interest will be due upon maturity on a date that is thirty six (36) months from the date of issuance of the Note or the Next Equity Financing, whichever occurs first. The Next Equity Financing is defined as a financing from which the Company receives gross proceeds of not less than $5,000,000.

Convertible Promissory Note Offering December 2022

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. The terms of the Convertible Promissory Note December 2022 are outlined below:

Amount outstanding: $120,000.00

Maturity Date: March 31, 2023

Interest Rate: 5.0%

Effective conversion price, based on a) $5.00 per share plus bonus share issuances based on the amount and timing of the investment.
Time-Based Investment Incentives

Friends and Family Bonus
Invest within the first 30 days and receive 40% Bonus Shares at conversion.

Super Early Bird Bonus
Invest within the first 45 days and receive 35% Bonus Shares at conversion.

Early Bird Bonus
Invest within the first 60 days and receive 20% Bonus Shares at conversion.

Amount-Based Investment Incentives

Tier 1 | $10,000+
Invest $10,000+ and receive 15% Bonus Shares at conversion.
Tier 2 | $20,000+
Invest $20,000+ and receive 20% Bonus Shares at conversion.

Tier 3 | $30,000+
Invest $30,000+ and receive 30% Bonus Shares at conversion.

Tier 4 | $40,000+
Invest $40,000+ and receive 40% Bonus Shares at conversion.

Tier 5 | $50,000+
Invest $50,000+ and receive 50% Bonus Shares at conversion.

Tier 6 | $75,000+
Invest $75,000+ and receive 75% Bonus Shares at conversion.

Tier 7 | $100,000+
Invest $100,000+ and receive 100% Bonus Shares at conversion.

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $1,250,000, or the Maturity Date of the notes.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to MAX FUNDING GOAL in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telcos, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that AtomBeam's software product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark for "AtomBeam", and has copyrights, Internet domain names, and trade secrets. The Company has been assigned 18 issued patents, five allowed patents and 17 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business. New Technology Product Risk The Company's product creates a fundamentally new category of product, for which there is no existing comparable product in the market. There can be no assurance that a market for the Company's product exists or will exist, and consequently the Company may not be successful in selling customers licenses to use its product. Potential for Theft of Intellectual Property The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property.The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful, or be able to afford the cost, to defend its rights to its intellectual property. Sophisticated Engineering Requirements Our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market. Future Development Risk For AtomBeam's software to achieve widespread acceptance, it will require a major effort to improve its sophistication, speed, automation, and other key improvements. Some of these improvements may prove difficult or impossible to execute, limiting the AtomBeam product's appeal. Unproven Market for AtomBeam's Software AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

AtomBeam Technologies Inc.

By   /s/ *Charles Yeomans*

Name: AtomBeam Technologies Inc.

Title: Chairman and CEO

Exhibit A

FINANCIAL STATEMENTS

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

April 21, 2023

To: Board of Directors, AtomBeam Technologies, Inc.
Re: YE 2022 and 2021 Financial Statement Audit

Opinion

We have audited the accompanying consolidated financial statements of AtomBeam Technologies, Inc. (a corporation) (the "Company"), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, retained earnings, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:
- · Exercise professional judgment and maintain professional skepticism throughout the audit.
- · Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- · Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 's internal control. Accordingly, no such opinion is expressed.
- · Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- · Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 21, 2023

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	170,126	$	333,528
Total current assets		170,126		333,528
Fixed assets, net of accumulated depreciation		0		2,574
Intangible assets		281,907		201,541
Total Assets	$	452,033	$	537,644

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	20,198	$	56,900
Other current liabilities		146,025		104,025
Total Current Liabilities		166,223		160,925
Notes payable		636,590		436,590
Convertible note payable, net of issuance costs and commitments receivable		3,640,624		3,303,696
Accrued interest payable		359,710		215,706
Government-backed loans payable		36,300		36,300
Total Liabilities		4,839,447		4,153,218

SHAREHOLDERS' EQUITY				
Common Stock		1,265,992		555,196
Retained deficit		(5,653,406)		(4,170,769)
Total Shareholders' Equity		(4,387,414)		(3,615,574)
Total Liabilities and Shareholders' Equity	$	452,033	$	537,644

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 125,000	$ 0
Operating expenses		
Marketing and advertising	116,078	190,000
Selling, general and administrative	1,344,982	1,999,817
Total operating expenses	1,461,060	2,189,871
Net Operating Income (Loss)	(1,336,060)	(2,189,417)
Interest (expense)	(144,003)	(143,176)
Depreciation (expense)	(2,574)	(643)
Grant income	0	49,813
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,482,637)	$ (2,283,877)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar year ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2021	$ 437,172	$ (1,886,892)	$ (1,449,720)
Issuance of stock options	116,396		116,396
Exercise of stock options	1,628		1,628
Net loss		(2,283,877)	(2,283,877)
Balance as of December 31, 2021	$ 555,196	$ (4,170,769)	$ (3,615,574)
Issuance of securities, net of offering costs	710,796		790,687
Net loss		(1,482,637)	(1,562,528)
Balance as of December 31, 2022	$ 1,265,992	$ (5,653,406)	$ (4,387,414)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Operating Activities		
Net Income (Loss)	$ (1,482,637)	$ (2,283,877)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	2,574	643
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	(36,702)	(26,696)
Increase (decrease) in other current liabilities	42,000	104,000
Increase (decrease) in interest payable	144,004	143,176
Net cash used in operating activities	(1,330,761)	(2,062,754)
Investing Activities		
Acquisition of fixed assets	0	(3,217)
Acquisition of intangible assets	(80,366)	(107,719)
Net cash used in operating activities	(80,366)	(110,936)
Financing Activities		
Proceeds from capital transactions	710,796	118,024
Proceeds of notes issuance	200,000	278,090
Proceeds from convertible note issuance	336,928	2,055,006
Net change in cash from financing activities	1,247,724	2,451,120
Net change in cash and cash equivalents	(163,402)	277,429
Cash and cash equivalents at beginning of period	333,528	56,099
Cash and cash equivalents at end of period	$ 170,126	$ 333,528

ATOMBEAM TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending December 31, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2022, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $170,126 and $333,528 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2022 and 2021, the Company had net fixed assets of $0 and $2,574, respectively, and intangible assets of $281,907 and $201,541, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records service revenue as services are performed using its machine learning technology.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Stock Option Expense
The Company compensates certain employees by granting options to purchase the stock of the Company at a preset price. The Company accounts for the granting of these stock options under US GAAP by approximating the value of the vested shares under a widely accepted valuation methods. The Company recognized stock option expense for the years ended December 31, 2022 and 2021 of $0 and $116,396, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES AND EQUITY

Convertible Notes
As of December 31, 2022, the Company had raised $3,640,624 in convertible notes payable and had accrued $359,710 of interest related to the convertible notes. A total of $1,463,500 of the total amount were issued traditionally, the remaining $2,177,124, net of offering costs were issued through the StartEngine crowdfunding platform.

Common Equity
As of December 31, 2022, the Company has 7,198,780 shares of its single class of common stock issued and outstanding. Additionally, and also as of December 31, 2022, the Company has issued options, warrants and restricted stock units of the common stock in the amounts of 630,000, 504,068 and 2,371,166, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

Additionally, four shareholders and/or directors are both common stockholders as well as holders of convertible notes.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering *parri passu* with other convertible note holders.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is continuing to offer (the "Crowdfunded Offering") securities in a campaign under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is a continuation of its earlier securities offering made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Charles Yeomans, Principal Executive Officer of AtomBeam Technologies Inc., hereby certify that the financial statements of AtomBeam Technologies Inc. included in this Report are true and complete in all material respects.

Charles Yeomans

Chairman and CEO

startengine